UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Integrated Rail and Resources Acquisition Corp.

(Name of Issuer)

Class A common stock, par value $0.0001 per share (“Class A Common Stock”)

(Title of Class of Securities)

45827R 106

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45827R 106

1	NAME OF REPORTING PERSONS DHIP Natural Resources Investments, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 4,234,840(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,234,840(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,234,840(1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒ See footnote (2) below.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.7%(1)(2)(3)
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 45827R 106

1	NAME OF REPORTING PERSONS DHIP NRI Management Partners, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 4,234,840(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,234,840(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,234,840(1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒ See footnote (2) below.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.7%(1)(2)(3)
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 45827R 106

1	NAME OF REPORTING PERSONS RGPC Capital Investments LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 4,234,840(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,234,840(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,234,840(1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒ See footnote (2) below.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.7%(1)(2)(3)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(1)

See Item 4. On November 16, 2021, the Issuer consummated its initial public offering (the “IPO”) of 23,000,000 units (the “Units”), including 3,000,000 Units issued pursuant to the exercise by the underwriters of their over-allotment option in full, each Unit consisting of one share of Class A Common Stock and one-half of one redeemable warrant (“Warrant”). Each whole Warrant entitles the holder thereof to purchase one share of Class A Common Stock at a price of $11.50 per whole share.

The numbers in the tables represent the reporting persons’ beneficial ownership of the Issuer’s shares of Class B common stock issued in a private placement prior to the IPO of the Issuer. In March 2021, DHIP Natural Resources Investments, LLC paid the Issuer $25,000 in exchange for 7,906,250 shares of Class B common stock, or founder shares. In September 2021, DHIP Natural Resources Investments, LLC forfeited 2,156,250 founder shares, resulting in them holding 5,750,000 shares of Class B common stock. Interests in 100,000 of these founder shares have been granted to certain of the Issuer’s directors by DHIP Natural Resources Investments, LLC, but such shares continue to be held by DHIP Natural Resources Investments, LLC. 1,515,160 founder shares held by DHIP Natural Resources Investments, LLC were cancelled at the closing of the IPO in connection with the Issuer’s issuance of the same number of shares of Class B common stock to its anchor investors, resulting in DHIP Natural Resources Investments, LLC beneficially owning 4,234,840 shares of Class B common stock. The shares of Class B common stock are convertible into shares of the Issuer’s Class A Common Stock on a one-for-one basis, subject to adjustment, as more fully described under the heading “Description of Securities-Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-25638) (the “Registration Statement”). DHIP NRI Management Partners, LLC and RGPC Capital Investments LLC are the managing members of DHIP Natural Resources Investments, LLC and share voting and dispositive control over the securities of the Issuer held by DHIP Natural Resources Investments, LLC. Consequently, DHIP NRI Management Partners LLC and RGPC Capital Investments LLC may be deemed the beneficial owners of the shares held by DHIP Natural Resources Investments, LLC.

(2)	Excludes 9,400,000 shares of Class A Common Stock which may be purchased by exercising Private Placement Warrants (defined below) that are not presently exercisable. In connection with the Issuer’s November 16, 2021 IPO, pursuant to a private placement warrants purchase agreement, dated November 11, 2021, by and between the Issuer and DHIP Natural Resources Investments, LLC (the “Private Placement Warrants Purchase Agreement”), the Issuer completed the private sale of an aggregate of these such 9,400,000 private placement warrants (the “Private Placement Warrants”) to DHIP Natural Resources Investments, LLC. The Private Placement Warrants are identical to the Warrants included in the Units sold as part of the Units in the IPO, except as otherwise disclosed in the Registration Statement. DHIP Natural Resources Investment, LLC may also make up to $1,500,000 in working capital loans to the Issuer, which loans may be converted into warrants at the option of the lender. Such warrants would be identical to the Private Placement Warrants, including as to exercise price, exercisability and exercise period.

(3)	Based on 23,000,000 shares of Class A Common Stock and 5,750,000 shares of Class B common stock issued and outstanding as of December 21, 2021 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 22, 2021.

Item 1(a).	Name of Issuer

Integrated Rail and Resources Acquisition Corp. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

6100 Southwest Boulevard, Suite 320

Fort Worth, Texas 76109

Item 2(a).	Names of Persons Filing

DHIP Natural Resources Investments, LLC, DHIP NRI Management Partners, LLC and RGPC Capital Investments LLC (collectively, the “Reporting Persons”)

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

6100 Southwest Boulevard, Suite 320

Fort Worth, Texas 76109

Item 2(c).	Citizenship

DHIP Natural Resources Investments, LLC is a limited liability company formed in Delaware. DHIP NRI Management Partners, LLC is a limited liability company formed in Delaware. RGPC Capital Investments LLC is a limited liability company formed in Texas.

Item 2(d).	Title of Class of Securities

Class A Common Stock, $0.0001 par value per share.

Item 2(e).	CUSIP Number

45827R 106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	(a) Broker or Dealer registered under Section 15 of the Exchange Act.

☐	(b) Bank as defined in Section 3(a)(b) or the Exchange Act.

☐	(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐	(d) Investment company registered under Section 8 of the Investment Company Act.

☐	(e) An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

☐	(f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

☐	(g) A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

☐	(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	(i) A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

☐	(j) Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

Not applicable

Item 4.	Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

On November 16, 2021, the Issuer consummated its IPO of 23,000,000 Units, including 3,000,000 Units issued pursuant to the exercise by the underwriters of their over-allotment option in full, each Unit consisting of one share of Class A Common Stock and one-half of one redeemable Warrant. Each whole Warrant entitles the holder thereof to purchase one share of Class A Common Stock at a price of $11.50 per whole share.

In March 2021, DHIP Natural Resources Investments, LLC paid the Issuer in exchange for 7,906,250 shares of Class B common stock, or founder shares. In September 2021, DHIP Natural Resources Investments, LLC forfeited 2,156,250 founder shares, resulting in them holding 5,750,000 shares of Class B common stock. Interests in 100,000 of these founder shares have been granted to certain of the Issuer’s directors by DHIP Natural Resources Investments, LLC, but such shares continue to be held by DHIP Natural Resources Investments, LLC. 1,515,160 founder shares held by DHIP Natural Resources Investments, LLC were cancelled at the closing of the IPO in connection with the Issuer’s issuance of the same number of shares of Class B common stock to its anchor investors, resulting in DHIP Natural Resources Investments, LLC beneficially owning 4,234,840 shares of Class B common stock. The shares of Class B common stock are convertible into shares of the Issuer’s Class A Common Stock on a one-for-one basis, subject to adjustment, as more fully described under the heading “Description of Securities-Founder Shares” in the Issuer’s Registration Statement.

In connection with the Issuer’s November 16, 2021 IPO of 23,000,000 Units, pursuant to the Private Placement Warrants Purchase Agreement, the Issuer completed the private sale of an aggregate of 9,400,000 Private Placement Warrants to DHIP Natural Resources Investments, LLC. The Private Placement Warrants are identical to the Warrants included in the Units sold as part of the 23,000,000 Units in the IPO, except as otherwise disclosed in the Registration Statement. Each Unit consists of one share of Class A Common Stock and one-half of one redeemable Warrant. DHIP Natural Resources Investment, LLC may also make up to $1,500,000 in working capital loans to the Issuer, which loans may be converted into warrants at the option of the lender. Such warrants would be identical to the Private Placement Warrants, including as to exercise price, exercisability and exercise period.

As of December 31, 2021, the Reporting Persons may be deemed to beneficially own 4,234,840 shares of the Issuer’s Class A Common Stock, representing 14.7% of the total of shares of Class A Common Stock issued and outstanding. The terms of such shares of the Issuer’s common stock are more fully described under the heading “Description of Securities-Founder Shares” in the Issuer’s Registration Statement.

The percentage of the shares of Class A Common Stock held by the Reporting Persons is based on 23,000,000 shares of Class A Common Stock and 5,750,000 shares of Class B common stock issued and outstanding as of December 21, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 22, 2021.

DHIP Natural Resources Investments, LLC is the record holder of the shares reported herein. DHIP NRI Management Partners, LLC and RGPC Capital Investments LLC are the managing members of DHIP Natural Resources Investments, LLC and share investment and voting control over the shares held by DHIP Natural Resources Investments, LLC. The members of DHIP NRI Management Partners LLC, composed of members Mark Michel, Hank Didier and Timothy Fisher, each share decision-making power with respect to the actions of the entity. Richard Bertel is the sole member of RGPC Capital Investments LLC. None of the members of DHIP NRI Management Partners LLC and RGPC Capital Investments LLC exercise voting or dispositive power with respect to the shares held by our sponsor alone or are deemed to have beneficial ownership of such shares.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: March 11, 2022

DHIP NATURAL RESOURCES INVESTMENTS, LLC,
a Delaware limited liability company

By:	/s/ Mark Michel
	Name:	Mark Michel
	Title:	Managing Partner

DHIP NRI MANAGEMENT PARTNERS, LLC,
a Delaware limited liability company

By:	/s/ Mark Michel
	Name:	Mark Michel
	Title:	Manager

RGPC CAPITAL INVESTMENTS LLC,
a Texas limited liability company

By:	/s/ Richard Bertel
	Name:	Richard Bertel
	Title:	Manager

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)

EXHIBIT LIST

Exhibit A                 Joint Filing Agreement, dated as of March 11, 2022